Exhibit 12.1

STIFEL FINANCIAL CORP.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	Year Ended December 31,
	2008	2007	2006	2005	2004	2003
Ratio of earnings to fixed charges:
Income from continuing operations before income taxes:	$ 91,769	$ 53,846	$ 23,369	$ 32,722	$ 36,617	$ 25,060
Add:
Fixed charges	29,070	39,740	24,434	9,518	7,570	7,981
Total earnings	120,839	93,586	50,803	42,240	44,187	33,041

Fixed charges:
Interest expense	18,510	30,025	19,581	6,275	4,366	5,108
Rental expense interest factor (1)	10,560	9,715	4,853	3,243	3,204	2,873
Total fixed charges	29,070	39,740	24,434	9,518	7,570	7,981
Ratio of earnings to fixed charges	4.16x	2.35x	2.08x	4.44x	5.84x	4.14x

                                                                                                        (1) Equal to one-third of lease expense for operating leases for the years ended December 31, 2008, 2007, 2006, 2005, 2004 and 2003, respectively.